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                             June 28, 2024

       Cynthia Lo Bessette
       President
       Fidelity Ethereum Fund
       c/o FD Funds Management LLC
       245 Summer Street V13E
       Boston, Massachusetts 02210

                                                        Re: Fidelity Ethereum
Fund
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            June 21, 2024
                                                            File No. 333-278249

       Dear Cynthia Lo Bessette:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Prospectus Summary
       Overview of the Trust, page 1

   1. We note the revisions you made in response to prior comment 3. Please revise to disclose the specific types of
transactions in which you may need to loan or pledge the Trust's assets, or to use the
Trust   s assets as collateral for any loan or similar arrangement.
       Limits on Ether Supply, page 17

   2. You state here that as of May 28, 2024, approximately 120.14 million ether were outstanding. You also
include disclosure elsewhere in the prospectus as of December 31,
                                                        2023 and 2023,
generally. Please revise to update this information as of June 30, 2024, or the most recent
practicable date.
 Cynthia Lo Bessette
Fidelity Ethereum Fund
June 28, 2024
Page 2
Government Oversight, Though Increasing, Remains Limited, page 20

3. Please remove the fourth full paragraph on page 21 as the disclosure lacks the appropriate context for the referenced statements.
Spot markets on which ether trades are relatively new and largely unregulated..., page 34

4. We note the use of the term "unregulated" when referring to certain crypto asset trading markets. Please revise to qualify your use of this term by clarifying that such markets may be subject to regulation in a relevant jurisdiction but may not be complying.
The Trust's Service Providers
Ether Trading Counterparties, page 78

5. We note your response and the revisions you made in response to prior comment 17 and we reissue the comment. Please revise here and in your Summary disclosure to:
           Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether
Trading
           Counterparties are affiliated with or have any material relationships with any of the
           Authorized Participants.
           Disclose the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameCynthia Lo Bessette
                                                            Division of
Corporation Finance
Comapany NameFidelity Ethereum Fund
                                                            Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Morrison C. Warren
FirstName LastName